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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K


                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of             July                          , 2001
                 ------------------------------------------

                  Knightsbridge Tankers Limited
-----------------------------------------------------------------
         (Translation of registrant's name into English)

    Mercury House, 101 Front Street, Hamilton HM 12, Bermuda
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            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F      X         Form 40-F ___________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes ____________         No        X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________



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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the "Company"), dated July 16,
2001, relating to the declaration of a cash distribution in the amount of $0.72 per share.


Item 2. ADDITIONAL INFORMATION

Royal Dutch Petroleum Company and The Shell Transport and Trading Company, Public Limited Company file annual reports on Form 20-F (File Nos. 1-3788 and 1-4039) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended. Such annual reports contain the financial statements of the Royal Dutch/Shell Group of Companies.




































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Exhibit 1



FOR IMMEDIATE RELEASE


                  KNIGHTSBRIDGE TANKERS LIMITED
                            announces
                        Cash Distribution

Hamilton, Bermuda, July 16, 2001: Knightsbridge Tankers Limited ("Knightsbridge") announced that its Board of Directors has declared a cash distribution, in the amount of US$0.72 per common share. The cash distribution will be payable on or about August 9, 2001, to shareholders of record as of July 26, 2001. The declaration of the cash distribution follows the calculation by Knightsbridge of the payment of charterhire due from Shell International Petroleum Company Limited ("Shell International"), a member of the Royal Dutch/Shell Group of Companies, for the period from April 1, 2001 to June 30, 2001. Shell International bareboat charters five double hull very large crude carriers (VLCCs) from Knightsbridge on a "hell and high water" basis for a minimum seven year term, with an option for Shell International to extend the period for each VLCC for an additional seven year term, to a maximum of 14 years per VLCC. The charter hire payable by Shell International is the greater of a guaranteed minimum rate or a spot market related rate. The spot market related rate for the second quarter of 2001, as determined by the London Tanker Brokers' Panel exceeds the guaranteed minimum rate by US$10,380 per vessel per day.

Knightsbridge's Common Shares trade on the Nasdaq National Market under the symbol "VLCCF".

Summary of Cash Distribution:

Amount:       $0.72 per common share

Ex-Div Date:  July 23, 2001
Record Date:  July 26, 2001
Payment Date: August 9, 2001

Contact:      Knightsbridge Tankers Limited
              Investor Relations

              Ola Lorentzon (Oslo, Norway)
              47 23 11 40 00

              Kate Blankenship (Hamilton, Bermuda)
              1 (441) 295-6935


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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                  Knightsbridge Tankers Limited
                                  -------------------------------
                                       (Registrant)




Date  July 18, 2001          By   /s/ Kate Blankenship
                                  -------------------------------
                                       Kate Blankenship
                                       Secretary


































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